Exhibit 99.3

NICE inContact CXone Delivers Best-In-Class Contact Center Capabilities to Ergon
Energy Retail

CXone will help the Australia-based electricity company deliver better customer support at scale through a breadth of applications and an open API library

SALT LAKE CITY, September 15, 2020, – NICE inContact, a NICE business (Nasdaq: NICE), today announced that Ergon Energy Retail, a subsidiary of Australia-based Energy Queensland Limited, has chosen NICE inContact CXone as its cloud contact center provider. CXone, the leading cloud customer experience platform with a unified approach to Customer Analytics, Omnichannel Routing, Workforce Engagement, and Automation & Artificial Intelligence, will help Ergon Energy Retail deliver exceptional customer experiences and increase operational flexibility while supporting a growing community of remote agents through an all-in-one integrated platform. This relationship was established via NICE inContact’s strategic partnership with Optus Business.

In the wake of economic uncertainty and upheaval, Ergon Energy Retail has a critical role as an essential service provider, and the flexibility of their contact center empowers their workforce to meet and exceed the rising customer expectations and demands. Understanding their core customers’ needs and adjusting course in real-time delivers better services to their customers. NICE inContact CXone delivers a contact center that isn’t just scalable, but also offers a wide range of applications and a full library of open application programming interfaces (APIs) so businesses like Ergon Energy Retail can tailor a solution that works for its unique ecosystem.

“As a Queensland Government-owned business, we distribute electricity to 738,000 customers and answer 1.5 million calls per year across Queensland, Australia,” said Ayesha Razzaq, Executive General Manager of Ergon Energy Retail. “It’s mission-critical that we’re able to meet our customer’s needs and communicate with personalized, engaging experiences at scale – whether that’s coming from a contact center or our agents’ homes. CXone will help us keep our agents up and running from anywhere while ensuring customers are getting the real-time, exceptional experiences they deserve.”

As a result of the COVID-19 pandemic, contact centers are focused on building a culture of flexibility and adaptability for essential workers to ensure continued consistent customer and agent support – often leveraging cloud solutions. Research from NICE inContact found that 74% of contact centers that are not using cloud today are planning to accelerate their move to the cloud.

“The current climate has put a spotlight on the unique challenges individual contact centers and their customers face,” said Darren Rushworth, APAC President for NICE. “There is no one-size-fits-all model because there is no one-size-fits-all customer. NICE inContact is handing Ergon Energy Retail the tools to customize and craft the customer experience solution that takes their needs and considerations into account, first and foremost.”

About NICE inContact CXone

NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Customer Analytics, Omnichannel Routing, Workforce Engagement Management, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Engagement, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.